DMITRY ZHURAVLEV

VP & DIRECTOR

As a young and driven individual I am committed to continue to perform an important executive role within the company



PERSONALITY HIGHLIGHTS

- Excellent Leader
- Neat and well-organized
- Motivated by problem solving
- Independent worker
- Negotiator and Communicator
- Collaborative and efficient

CONTACT DETAILS

67 W Easy St #117, Simi Valley, California
my@ictable.com
www.ictable.com
8552553607

BASIC INFORMATION

I am an executive officer with extensive negotiating and communicating experience and a background in International Relations, Political Science, History, and English Language and Literature.

SKILLS

Proficient in Russian, English, and Spanish
Extensive experience in International Relations
Excellent writing skills in multiple languages
Experienced negotiator, translator, and communicator

EDUCATION

Moscow State Institute of International Relations- 2014-2015

North Point High School- Class of 2016

Chaminade College Preparatory High School-2011-2014

PROFESSIONAL EXPERIENCE

Vice President and Director- New Century Cyber Technologies, Inc.
Los Angeles, California, 2015-Present

Overseen the creation of a startup company and played an important role in the successful launch of iCTABLE. Continue to perform an executive role within NCCT, with the focus on outside investments and establishing B2B relationships.

International Program Coordinator, Spark Ventures, LLC

Los Angeles, California; Moscow, Russia, 2011-2015
Developed and organized successful international training programs for athletes in Los Angeles, California.